

May 4, 2015

Via Facsimile
Mr. Nicholas Kovacevich
Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

> **Re: Kush Bottles, Inc.**
> **Registration Statement on Form 10**
> **Filed April 9, 2015**
> **File No. 0-55418**

Dear Mr. Kovacevich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Note that the registration statement becomes effective automatically 60 days after its initial filing. Kush will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10. If Kush does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the Form 10 before it becomes effective automatically.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, page 3

3. Since Kush appears to be a penny stock issuer, Kush is ineligible to rely on the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995. See Section27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and delete the reference to the safe harbor provisions of the Private Litigation Securities Litigation Reform Act of 1995. Additionally, delete the statement "For these statements, we claim the protection of the "bespeaks caution" doctrine" in the third paragraph.

4. Revise the third paragraph's last sentence to clarify that you assume no obligation to update any forward looking statements except as required by applicable law.

Business, page 4

5. Disclose Kush's dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure on customer concentrations in notes 3 and 2 to the financial statements on pages F-9 and F-22.

6. Disclose any patents, licenses, franchises, concessions, royalty arrangements, or labor contracts, including their duration, upon which Kush relies. See Item 101(h)(4)(vii) of Regulation S-K. In this regard, we note the royalty agreement for child resistant tube containers filed as exhibit 10.3 to the registration statement. Summarize in the business section the principal provisions of that royalty agreement.

7. Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Sources and Availability of Products, page 6

8. Disclose the names of Kush's principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Additionally, clarify whether Kush has any agreement with a supplier, and, if so, advise what consideration Kush has given to filing any agreement with a supplier as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. We note the disclosure on supplier concentrations in notes 3 and 2 to the financial statements on pages F-9 and F-22.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 7

9. Please expand your disclosure to discuss the underlying factors affecting cost of goods sold and how those costs impacted your gross profit during each period presented as well as management's expectations of how they may impact future results. As an example, we note that for the period ended August 31, 2014, consolidated cost of goods sold increased by 22% while revenue increased by 32%. However, there does not appear to be a robust analysis of the reasons behind the increase in gross margin. Your narrative should include a discussion of the significant components of your cost of goods sold, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 8

10. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

11. In accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant´s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management´s viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management's plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. You should also describe in more detail your expected sources of cash to meet these demands.

Critical Accounting Estimates, page 9

12. We note your policy for revenue recognition and your disclosure that you provide for estimated returns and allowances. Please tell us the amount of estimated sales and returns and allowance that you are carrying for each period presented. Furthermore, please tell us the factors that you consider in estimating each accrual such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products. In providing your response, please tell us how you considered the guidance under ASC 605-15-25-1.

13. We note your policy for revenue recognition and your disclosure that you provide provisions for discounts and rebates to customers. For such customer consideration, please quantify the amounts recorded for each period presented. Furthermore, please explain to us the significant terms of your customer incentive programs, how you determine the amount to accrue each period, and how and when it impacts your revenue recognized. In providing your response, please tell the guidance considered to determine the accounting basis.

Directors and Executive Officers, page 11

14. In the biographical paragraphs of Messrs. Dallas Imbimbo and Nicholas Kovacevich, specify the amount of time that each of them devotes to Kush and its business. We note the disclosure under "Compensation Interlocks and Insider Participation" on page 16 that Mr. Imbimbo also serves as chairman and chief executive officer of Big-Rentz, Inc. and that Mr. Kovacevich also serves as a director of Big-Rentz, Inc.

Related Party Transactions, page 16; Use of Promoters, page 17

15. Notwithstanding the disclaimer that you have not used the services of a promoter at any time, it appears that Messrs. Dallas Imbimbo, Nicholas Kovacevich, and Jeffrey Meng each may be a promoter as defined in Rule 12b-2 under the Exchange Act. Provide the disclosure required by Item 404(c) of Regulation S-K for any promoter. Alternatively, explain to us why Kush does not have any promoter as defined in Rule 12b-2 under the Exchange Act.

Recent Sales of Unregistered Securities, page 17

16. For the 1,151,112 shares of common stock sold by Kush after August 31, 2014 and through the date of this filing, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Description of Registrant's Securities to be Registered, page 18

17. We note the "qualified in its entirety" language as it relates to applicable provisions of Nevada law in the first paragraph. You may not qualify information in a registration statement to information outside the registration statement unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act, and revise.

Bylaws, page 19

18. Rather than reproducing article VI of Kush's bylaws which are filed as exhibit 3.3 to the registration statement, summarize here the principal indemnification provisions contained in article VI of Kush's bylaws.

Report of Independent Registered Public Accounting Firm, page F-1

19. Please have your auditors include a date to their report expressing an opinion on the consolidated financial statements of Kush Bottles Inc.

Note 6 - Long Term Debt, page F-10

20. Please include the table referenced in your Note 6 narrative related to your long term automobile loans.

Exhibits

21. Except for exhibit 23.1, you filed exhibits in PDF format only. We note that you did not file exhibit 23.1 in PDF format. While Rule 104 of Regulation S-T allows PDF format to be used for an unofficial copy of an electronic document, Rule 101(a)(1)(i) of Regulation S-T requires a registration statement under the Exchange Act to be filed in "electronic format." Rule 11 of Regulation S-T defines "electronic format" as prepared in accordance with the EDGAR Filer Manual or EFM. See Section 2.1 of EFM, and refile all exhibits filed with the initial registration statement to comply with the requirements specified in EFM.

Exhibit 23.1

22. List also the state or other jurisdiction of incorporation or organization of your subsidiary. See Item 601(b)(21) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director